FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

     COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held Company
 Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 30, 2007

DATE, TIME AND PLACE: On July 30, 2007, at 11:00 am, at the headquarters of the Company, located in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3.142.

CALL NOTICE: The Call Notice was published on the Official Gazette of the State of São Paulo on July 14, 17 and 18, 2007, on pages 19, 13 and 19, and on the newspaper Gazeta Mercantil on July 16, 17 and 18, 2007, on pages A-7, A-6 and A-9, respectively.

QUORUM: Shareholders representing more than two thirds of the voting capital, pursuant to the signatures appended on the respective Shareholders’ Attendance Book, which allowed the confirmation of the legal quorum for holding the Meeting, and the representative of Ernst & Young Auditores Independentes S.S.

PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

AGENDA: Evaluate, discuss and vote (a) the Board of Directors’ Proposal of Reverse Split of all common and preferred shares in which the Company’s capital stock is divided, in the proportion of 500 existing shares for one share of same type and the subsequent amendment to Article 4 of the Company's Bylaws; (b) the Protocol of Merger and Justification for the merger, into the Company, of its subsidiaries Auto Posto Sigua Ltda., Auto Posto MFP Ltda., Lourenção Supermercados Ltda., Obla Participações Ltda., Nova Saper Participações Ltda. and Versalhes Comércio de Produtos Eletroeletrônicos Ltda. (Merged Companies), (c) ratify the appointment of the specialized firm Ernst & Young Auditores Independentes S.S., a company with offices in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 – Torre I, 8º andar, with corporate taxpayer’s ID (CNPJ/MF) 61.366.936/0001 -25 (“Ernst & Young”), to appraise the shareholders’ equity, at their book value, of the Merged Companies to be merged into the Company and prepare the respective appraisal reports; (d) the Appraisal Reports of the shareholders' equity of each of the Merged Companies; (e) approve the merger of all equity of the Merged Companies into the Company, without a capital increase; (f) authorize the Company's Board of Directors to carry out all other acts deemed to be necessary for the implementation of the Merger; and (g) the election of the new member of the Board of Directors, to replace Mr. Henri Phillippe Reichstul.

DECISIONS: The shareholders, except for those legally impeded from voting, evaluated the items of the agenda and unanimously approved the following resolutions:

(a) Approve the Proposal for carrying out the reverse split of one hundred thirteen billion, eight hundred eighty five million, four hundred ninety three thousand, four hundred thirty three (113,885,493,433) no par value shares, of which forty nine billion, eight hundred thirty nine million, nine hundred twenty five thousand, six hundred eighty eight (49,839,925,688) are common shares and sixty four billion, forty five million, five hundred sixty seven thousand, seven hundred forty five (64,045,567,745) are preferred shares, representing the Company's Capital Stock, at the ratio of five hundred (500) existing shares for one (1) share of same type, and the Company's Capital Stock is now represented by two hundred twenty seven million, seven hundred seventy thousand, nine hundred eighty six (227,770,986) non-par value shares, of which ninety nine million, six hundred seventy nine thousand, eight hundred fifty one (99,679,851) are common shares and one hundred twenty eight million, ninety one thousand, one hundred thirty five (128,091,135) are preferred shares, in accordance with the provisions of article 12 of Law 6,404/76, and the Company's Board of Executive Officers was authorized to implement all acts deemed to be necessary for carrying out this Reverse Split, in accordance with the following terms:

(a.1.) In compliance with the relevant laws, especially Law 6,404/76 and its amendments, and CVM Instruction 323/2000, the Company's shareholders will be granted the right, in the period between August 1, 2007 and August 31, 2007, at their sole discretion, to adjust their ownership, by type, in lots of five hundred (500) shares, pursuant to the trading through brokerage firms authorized to operate on the São Paulo Stock Exchange (BOVESPA);

(a.2) As from September 3, 2007, the shares issued by the Company will be traded based on the reverse split and quoted in Reais per share;

(a.3) Upon the end of the period set forth above for the shareholders to adjust their ownership, the fractions of remaining shares will be detached, grouped in whole numbers and sold in an auction to be carried out at the BOVESPA;

(a.4) The amounts resulting from the auction sale will be credited to the checking accounts of the shareholders titleholders of fractions, as follows: (i) the shareholders who have already registered their banking data will have their amounts automatically credited on the date mentioned above; (ii) the shareholders with no registered checking account must go to any branch of Banco Itaú, bringing a photographed identity card in order to be authorized to receive the amounts; (iii) the amount corresponding to the sale of shares by shareholders whose shares are in custody at the Brazilian Clearing and Depository Corporation (CBLC) will be credited directly to that Company, which will be in charge of transferring it to the shareholders through Custody Agents; and (iv) for those shareholders whose records are outdated, the amount corresponding to the fraction will be maintained at the Company, being available for payment to the respective shareholder, solely pursuant to the presentation of documentation related to the registration update at the electronic archives of Banco Itaú S.A., the depositary institution, which may be carried out through any branch of the bank or through correspondence directed to the Shares and Debentures Unit; and

(a.5) Concurrently with the reverse split operation, the shares/ADR ratio will be two (2) shares issued by the Company for one (1) ADR.

In view of the Reverse Split operation mentioned above, the main item of Article 4 of the Company's Articles of Incorporation and By-laws will be read as follows:

"ARTICLE 4 ("main item") – The Company's Capital Stock is four billion, one hundred forty seven million, two hundred thirty two thousand, two hundred fifty three reais (R$4,147,232,253.00), fully paid-in and divided into two hundred twenty seven million, seven hundred seventy thousand, nine hundred eighty six (227,770,986) non-par value shares, of which ninety nine million, six hundred seventy nine thousand, eight hundred fifty one (99,679,851) are common shares and one hundred twenty eight million, ninety one thousand, one hundred thirty five (128,091,135) are preferred shares."

(b) Approve, without reservations, the Protocol of Merger and Justification of the Merged Companies, attached to these minutes as Exhibit I, entered into by the managements of the Company and the Merged Companies on July 11, 2007;

(c) Ratify the appointment of the specialized firm Ernst & Young, to appraise the shareholders’ equity of the Merged Companies to be merged into the Company and prepare the appraisal reports;

(d) Approve, without reservations, the Appraisal Reports, at their book value, of the shareholders’ equity of the Merged Companies to be merged into the Company, prepared by Ernst & Young and attached to these minutes as Exhibit II;

(e) Approve the merger of all equity of the Merged Companies into the Company, without a capital increase;

(f) Explain that, in accordance with the provisions entered into the Protocol, there will be no amendment to the Company's Bylaws;

(g) Authorize the Company's Board of Executive Officers to perform all acts necessary to implement and formalize the merger and reverse split operations hereby approved; and

(h) Elect Mr. Fábio Schvartsman, Brazilian, married, engineer, identity card (RG) 4.144.579, SSP/SP, individual taxpayer’s register (CPF/MF) 940.563.318 -04, resident in the city and state of São Paulo, with business address at Av. Brigadeiro Luiz Antonio, 3172, Jardim Paulista, to replace Mr. Henri Phillippe Reichstul as a member of the Company's Board of Directors, for a term of office that will expire at the Annual Meeting of Shareholders to be held on April 30, 2008. The board member hereby elected shall be invested pursuant to the execution of the respective instrument of investiture, entered into the Minutes Book of the Meetings of the Company's Board of Directors. The member of the Board of Directors declares under penalty of the law not to be involved in any of the crimes provided for by law that would prevent him from performing business activities, being aware of the provisions of article 147 of Law 6,404/76.

CLOSING: Having nothing else to discuss, the meeting was adjourned for drawing up these minutes, after which the meeting was reopened, these minutes, as well the respective exhibits, were read and approved, and signed by all attendees.

Signatures: Abílio dos Santos Diniz – Chairman of the Meeting; Marise Rieger Salzano -Secretary.

Shareholders: Wilkes Participações S.A by itself and as the beneficial owner holder of the voting rights of Península Participações Ltda., Sudaco Participações Ltda., Casino Guichard Perrachon and Segisor, represented by its attorneys-in-fact Marise Rieger Salzano and Juan Javier Bordaberry Herran; Península Participações Ltda. as the beneficial owner holder of the voting rights of Rio Soe Empreendimentos e Participações Ltda., represented by its attorney-in-fact Marise Rieger Salzano; Dynamo Puma II Fundo de Investimento em Participações, Puma Invest LLC, Dynamo Cougar Fundo de Investimentos em Ações, Ascese Fundo de Investimento em Ações, Febra Fundo de Investimentos em Ações and TNAD Fundo de Investimentos em Ações represented by their manager Dynamo Administração de Recursos Ltda., through its attorney-in-fact Mario Coelho Joppert; Fundo de Investimento em Ações Lumina, Classe A Fundo de Investimento de Ações Previdenciário and Samambaia IV Fundo de Investimento em Ações, represented by their manager Dynamo Administração de Recursos Ltda., through its attorney-in-fact Mario Coelho Joppert and the auditing firm Ernst & Young Auditores Independentes S.S., represented by its legal representative.

São Paulo, July 30, 2007

This is a free English translation of the original instrument drawn up in the Company’s records.

__________________________________
Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP: 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 30, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.